SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: February 20, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    ☑         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐         No    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐         No    ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No    ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On February 21, 2013, Navios Maritime Acquisition Corporation (“Navios”) issued a press release announcing the closing on February 21, 2013 of a registered direct offering of 7,719,300 shares of its common stock (the “Shares”) at $2.85 per share, raising gross proceeds of approximately $22.0 million. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On February 20, 2013, Navios entered into a Placement Agency Agreement with RS Platou Markets, Inc., as manager for the placement agents identified therein, in connection with its registered direct offering (the “Placement Agency Agreement”). On February 20, 2013, Navios entered into subscription agreements with the investors purchasing Shares in the registered direct offering. A copy of the Placement Agency Agreement and the form of subscription agreement are filed as Exhibits 1.1 and Exhibit 99.2 hereto, respectively, and are incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. with respect to the issuance of the Shares is filed as Exhibit 5.1 as part of this Report.

This information contained in this report is hereby incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: March 4, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Placement Agency Agreement dated February 20, 2013

5.1	Opinion of Reeder & Simpson P.C. dated February 21, 2013

99.1	Press Release dated February 21, 2013

99.2	Form of Subscription Agreement